John C. Gerspach Chief Financial Officer	Citigroup Inc. 399 Park Avenue New York, NY 10022
August 14, 2014

VIA EDGAR CORRESPONDENCE
Suzanne Hayes
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-7553

Re:    Citigroup Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-09924

Dear Ms. Hayes:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) and one that we consider in all of our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated July 31, 2014.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Management’s Discussion and Analysis…, page 5

1.
As noted in the Board’s letter to shareholders, included with the annual meeting proxy statement, Mr. Corbat has set reducing expenses as one of the key elements of your three-year plan. Similarly, you discuss the importance of expense reductions in the first full risk factor on page 67. We also note that on page 6 you indicate that essentially overall expenses have remained relatively unchanged in 2013 over 2012. Please tell us, with a view towards revised disclosure in future filings, if your overall expense reduction strategy has changed since you set the 2013-2015 goals and discuss any challenges you have met in implementing the strategy for Citigroup as a whole, or with regard to your key business segments.

Citigroup confirms for the Staff that its overall expense reduction strategy has not changed since Citigroup established its 2015 ROA and efficiency targets in March of 2013. In fact, as recently as the second quarter of 2014 earnings call on July 14, 2014 (“earnings call”), Citigroup reconfirmed its commitment to achieving its 2015 ROA and efficiency targets. Citigroup continues to be committed to these targets because it continues to implement its disciplined expense management strategy and has taken significant actions to improve the efficiency in its businesses. These previously-disclosed actions include, among others:

•	the successful completion of the significant repositioning efforts announced on December 5, 2012 (see Citigroup’s Form 8-K filed on such date);

•
the continued execution of its efficient resource allocation strategy, including the exit of markets, client segments or products where Citigroup believes that its ROA or efficiency targets are unlikely to be achieved (e.g., as disclosed in its 2013 Annual Report on Form 10-K (“2013 Form 10-K”) and Second Quarter of 2014 Form 10-Q (“2Q’14 10-Q”), as applicable, the sale of the Credicard business in Brazil, the sale of consumer operations in Honduras, the substantial completion of the repositioning of the consumer franchise in Korea and the resizing of the North America mortgage operations); and

•
ongoing efforts to simplify and streamline the organization, including reducing management layers in the institutional franchise, rationalizing consumer support sites and branch locations and driving the businesses to common processes and platforms.

We note for the Staff that p. 5 of the 2013 Form 10-K specifically highlights Citigroup’s continued progress on its efficient resource allocation and disciplined expense management execution priorities.

As the Staff notes, however, implementing these expense reduction priorities have not come without challenges. These challenges have primarily included elevated legal and related expenses, the higher repositioning charges needed to implement its significant repositioning efforts and higher regulatory and compliance costs. It is largely because of these challenges that Citigroup’s expenses were relatively unchanged from 2012 to 2013, as noted by the Staff and as disclosed on p. 6 of the 2013 Form 10-K. Excluding legal and related expenses and repositioning costs in both years, operating expenses declined by $1.0 billion, or 2%, from 2012 to 2013.

While Citigroup continues to expect legal and related expenses and repositioning charges to be somewhat elevated, at least during the remainder of 2014, Citigroup was able to achieve a significant milestone relating to its legacy legal expenses in Citi Holdings with the settlement with the DOJ, FDIC and state attorneys general in the second quarter of 2014. This achievement, along with the expense savings from Citigroup’s completed and ongoing repositioning actions and continued execution of its resource allocation and expense reduction strategy, as described above, form the basis as to why Citigroup remains committed to its 2015 ROA and efficiency targets. To the extent Citigroup determines it is no longer committed or able to achieve these targets in the future, it will make the appropriate disclosure, including the reasons why, at such time. However, because all of the above has been previously disclosed, Citigroup does not believe any additional disclosure is necessary in its future filings at this time.

Citigroup Residential Mortgages – Representations and Warranties Repurchase Reserve, page 92

2.
We note your disclosure here and your response to our prior comment regarding the June 28, 2013 agreement you reached with Fannie Mae. Please file the agreement or expand your analysis to discuss why entering into the settlement itself, regardless of the dollar amount of the settlement, is not a material agreement. Your expanded analysis should also include a discussion of what, if any, accruals for litigation and regulatory matters that were settled as a result of this agreement.

While Citigroup continues to believe that the agreement entered into with Fannie Mae on June 28, 2013 is not an agreement required to be filed with the SEC under Item 601(b)(10) of Regulation S-K or otherwise, Citigroup will file the agreement, as requested by the Staff, as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

3.
We note your disclosure here as well as previous disclosures regarding the September 25, 2013 agreement you reached with Freddie Mac to resolve potential future repurchase claims for breaches of representations and warranties on 3.7 million residential first mortgage loans sold to Fannie Mae that were originated between 2000 and 2012. Please file this agreement or provide us with a thorough analysis as to why you are not required to file this agreement.

While Citigroup believes that the agreement entered into with Freddie Mac on September 25, 2013 is not an agreement required to be filed with the SEC under Item 601(b)(10) of Regulation S-K or otherwise, Citigroup will file the agreement, as requested by the Staff, as an exhibit to its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

Item 9A. Controls and Procedures, page 147

4.	We note your disclosure in Note 29 that you recorded a $235 million after-tax ($360 million pretax) charge resulting from a fraud discovered in Banco Nacional de Mexico (Banamex)

related to your accounts receivable financing program. Additionally, per page 218 of your Form 10-Q for the quarter ended March 31, 2014, we note that you incurred an additional $165 million of incremental credit costs related to the Pemex supplier program, which includes some incremental credit costs associated with an additional supplier to Pemex within the Pemex supplier program that was found to have similar issues. Please address the following:

•
Tell us how the identification of this fraud impacted your conclusion on the effectiveness of your disclosure controls and procedures and internal control over financial reporting (ICFR) as of December 31, 2013. As part of your response, please explain how you considered whether locations other than Banamex have controls that are similar in design to those that failed at your Banamex location.

With respect to Citigroup’s disclosure controls and procedures, we note for the Staff that Citigroup believes its disclosure controls were properly designed and functioned as they had been designed. Specifically, as soon as Citigroup became aware of the fraud in Banamex on February 20, 2014, Citigroup’s CEO and CFO were notified and Citigroup began to immediately analyze and process the information so that appropriate decisions regarding required disclosure could be made. As a result, Citigroup’s management, with the participation of the CEO and CFO, concluded that Citigroup’s disclosure controls and procedures were effective as of December 31, 2013 and indeed were effective with respect to the discovery and disclosure of the Banamex fraud.

With respect to ICFR, as disclosed at the time, upon becoming aware of the fraud on February 20, 2014, Citigroup immediately initiated an internal inquiry to determine, among other things, whether or to what extent its ICFR had failed and whether its ICFR was effective as of December 31, 2013.

We note for the Staff that Citigroup’s trade finance businesses, and its accounts receivable financing programs specifically, have historically operated with highly effective controls and minimal losses. In the days after becoming aware of the fraud, however, Citigroup determined that certain processes had been modified in the Pemex accounts receivable financing program, resulting in the elimination of some basic operating controls in the execution of that program. In summary, although the Pemex accounts receivable financing program was reflected internally at Citigroup as a “buyer centric” program that was approved based on the credit rating of Pemex and the understanding that Pemex was irrevocably obligated to repay Banamex for funds advanced to Oceanografia, Citigroup discovered that the program in fact was operated as “seller centric,” in reliance on Oceanografia’s ability and willingness to pay back any advanced funds. Under the program as operated, (a) because of a lack of effective review and approval and segregation of duties, Banamex extended credit to Oceanografia based on documentation (invoices and work estimates purportedly approved by Pemex) provided by Oceanografia with no effective confirmation from Pemex or otherwise that the documents were valid or that Pemex intended to pay the amounts owed; and (b) because of a lack of effective reconciliation, when Pemex did pay Banamex for advances made to Oceanografia, all reconciliation of those payments and prior advances was performed by one Banamex employee in consultation with Oceanografia and without consultation with or confirmation from Pemex.

Before Citigroup determined the classification of the control deficiencies, however, further information was sought and considered, as described below.

First, as publicly disclosed at the time, Citigroup designed and performed a “rapid review” of its worldwide portfolio of accounts receivable financing facilities to test whether any of its other facilities operated in a similar manner to the Pemex accounts receivable financing program and thus exhibited similar process and control failures. The rapid review involved hundreds of Citigroup employees contributing to the effort worldwide. Standardized lists of questions (referred to internally as “scorecards”) were prepared for all buyer centric and seller centric accounts receivable financing facilities, and responses were prepared for each facility. The responses were reviewed and certified by each country head, regional head and, ultimately, senior members of Citigroup’s risk, product and business groups.

Through this rapid review, Citigroup reviewed all of its approximately 1,100 accounts receivable financing facilities prior to filing the 2013 Form 10-K. One other supplier facility within the Pemex accounts receivable financing program was identified as having an operational structure similar to the Pemex accounts receivable financing program with Oceanografia; the outstanding additional credit exposure under this facility (as of January 31, 2014) was approximately $13.1 million. In addition, Citigroup concluded that it should further investigate the structure of three additional Banamex facilities which individually and in the aggregate were not material. The rapid review identified no other programs where execution activities replicated those of the Pemex accounts receivable financing program with Oceanografia.

In light of the comprehensive nature of the rapid review, together with the prior history of effective controls within Citigroup’s worldwide accounts receivable financing programs, management concluded that the process breakdowns associated with the Pemex accounts receivable program were isolated.

Second, Citigroup evaluated the credit approval process to determine whether it had adequately protected Citigroup from quantitatively material losses associated with the Pemex accounts receivable financing program.

The amount available for lending to Oceanografia under the Pemex accounts receivable financing program was capped by credit limits set by Citigroup at an amount substantially below quantitative materiality for Citigroup. The total credit available to Oceanografia under the Pemex accounts receivable financing program as of December 31, 2013 was $624 million. While Oceanografia did not draw down the full amount of credit available to it under the program (as of December 31, 2013, it had drawn approximately $585 million, as was disclosed in the 2013 Form 10-K), even if it had done so and Citigroup had been unable to recover any funds, the losses would not have been quantitatively material to Citigroup.

The limit on credit available to Oceanografia was particularly important to Citigroup’s conclusion that no material weakness in ICFR existed because (a) the credit approval processes with respect to Oceanografia’s use of the Pemex accounts receivable financing program had been followed; (b) monitoring of the credit limits had been effective; and (c) in September 2013, management had agreed to develop a comprehensive product program establishing lower credit limits specifically applicable to the Pemex accounts receivable financing program (due in part to concerns about concentration of risk and overall size of the line), as well as setting new credit limits to concentrations of individual Pemex suppliers. Accordingly, there was no reasonable possibility that Oceanografia would have been able to receive advances of more than $624 million as of December 31, 2013 (or any time thereafter) under the Pemex accounts receivable financing program.

Third, Citigroup took into account the fact that the individual identified within Banamex who was responsible for validating factoring documents that facilitated the fraud (a) did not have a financial reporting oversight role or any role in Citigroup’s ICFR, (b) did not have responsibility or oversight for other customer relationships, except for the one additional supplier relationship within the Pemex accounts receivable financial program discussed above and (c) did not have responsibility or authority to increase the credit limits available to Oceanografia.
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1Subsequent to the date of filing Citigroup’s 2013 Form 10-K, Citigroup confirmed that only the other Pemex supplier facility referenced above (and not the three additional Banamex facilities that had been identified for further review) reflected execution activities and process breakdowns similar to that of the Pemex accounts receivable program with Oceanografia. It is the incremental credit costs associated with this additional supplier that are included in the $165 million of incremental credit costs referenced in the First Quarter of 2014 Form 10-Q (“1Q’14 10-Q”), as noted by the Staff. As disclosed in the 1Q’14 10-Q, the vast majority of the incremental credit costs recorded in the first quarter of 2014 were associated with Citigroup’s direct exposure to Oceanografia (approximately $33 million) and uncertainty about Pemex’s obligation to pay Citigroup for a portion of the accounts receivable Citigroup validated with Pemex as of year-end 2013 (approximately $113 million).

2Since the date of filing of Citigroup’s 2013 Form 10-K, Citigroup has continued to investigate the fraud and has conducted a further “deep dive” into certain of its accounts receivable financing programs. Through that additional investigation and review, Citigroup has reconfirmed that the process breakdowns associated with the Pemex accounts receivable financing program were isolated and did not reflect a systemic problem with its accounts receivable programs worldwide.

Taken together, and in consultation with the SEC’s guidance to management in evaluating and assessing ICFR, the factors described above led Citigroup’s management to conclude that the series of control process breakdowns associated with the fraud at Banamex constituted a significant deficiency in Citigroup’s ICFR as of December 31, 2013, but that it did not constitute (either individually or together with other deficiencies that had been identified by Citigroup) a material weakness. KPMG, Citigroup’s independent auditor, concurred with the conclusion reached by management and the significant deficiency was reported to and reviewed with Citigroup’s Audit Committee.

•
To the extent you identified significant deficiencies in your original assessment of ICFR as of December 31, 2013, tell us the nature of each, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework, and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above fraud, if applicable.

Citigroup did not identify any significant deficiencies in its assessment of ICFR as of December 31, 2013, other than the significant deficiency related to the controls surrounding the Pemex accounts receivable financing program, as described above. These control deficiencies impacted various principles within all five of the components of the COSO ICFR framework – control environment, risk assessment, control activities, information and communication, and monitoring activities. Specifically, as noted above, the Pemex accounts receivable financing program, as operated with Oceanografia, lacked (a) effective review and approval and segregation of duties, and (b) effective reconciliation of the payments and advances. Consistent with the SEC’s ICFR guidance, and considering the quantitative and qualitative factors described in the response above (the control deficiencies were isolated, contained and did not involve any employee with a role in Citigroup’s ICFR), these control deficiencies were in the aggregate determined to be no more than a significant deficiency. This has been subsequently reconfirmed, as noted in our response above.

•
Tell us the extent to which you have considered the findings of the Mexican bank regulator, Comision Nacional Bancaria y de Valores (CNBV) in your analysis of the deficiencies you identified, and explain how you considered whether CNBV’s findings are indicative of a material weakness in ICFR at December 31, 2013.

As of the time Citigroup filed its 2013 Form 10-K, the CNBV had not issued any findings.
Accordingly, such findings were not considered in Citigroup’s analysis of its ICFR as of December 31, 2013.

While Citigroup and Banamex continue to evaluate CNBV’s subsequent findings in consultation with the CNBV, none of the findings have called into question Citigroup’s conclusion that the control failures related to the fraud at Banamex constituted a significant deficiency in ICFR, but not a material weakness, as of December 31, 2013.
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3Release No. 34-55929, effective June 2007.
4We further note that Citigroup’s decision to incur an additional $165 million of incremental credit costs, including a net $40 million of advances made in early 2014, related to the Pemex accounts receivable financing program, as reported in its 1Q’14 10-Q and as referenced in the discussion above, does not alter Citigroup’s analysis of the effectiveness of its ICFR as of the year ended December 31, 2013. At the time it filed its 2013 Form 10-K, and as disclosed in the 2013 Form 10-K, Citigroup concluded that it was able to support the validity of approximately $185 million of the $585 million of accounts receivables owed to Banamex by Pemex as of December 31, 2013. This $185 million consisted of approximately $75 million supported by documentation in Pemex records and approximately $110 million of documented work performed that was still going through the Pemex approval process. After Citigroup had filed its 2013 Form 10-K, however, Pemex informed Banamex that, in light of the commencement of insolvency proceedings with respect to Oceanografia, Pemex would be exercising a contractual right of set-off and would not agree to pay Banamex certain amounts that it was owed, resulting in Citigroup’s decision to incur the additional $165 million of credit costs during the quarter ended March 31, 2014 (which also included certain of the advances made in early 2014). Prior to this, Pemex had not indicated an intention to exercise its right of set-off and had positively asserted its commitment to pay the amounts owed. Accordingly, it was proper to estimate that $185 million of the accounts receivable owed to Banamex by Pemex would be collectable as of December 31, 2013.

•	Tell us the nature of the controls that have been put in place to remediate this issue and prevent similar situations from re-occurring. Tell us when those controls were implemented and tested.

Citigroup continues to take steps to remediate the significant deficiency identified in connection with the Pemex accounts receivable financing program and to prevent similar situations from re-occurring. Importantly, in February 2014, Citigroup indefinitely suspended the buyer centric Pemex accounts receivable financing program. Accordingly, since such time, no additional amounts have been extended to any supplier, including Oceanografia, under the program. In addition, Citigroup has reviewed all other Banamex accounts receivable financing programs and has confirmed that such programs are being executed in compliance with the appropriate internal controls (e.g., verification of documentation is confirmed with the “buyer” before advances are made to the “seller”). Testing of the controls relating to these programs is expected to be completed by the end of 2014.

Further, Citigroup has initiated the following additional actions to improve its controls and control environment in Banamex:

•
Citigroup has initiated a restructuring of its trade business in Banamex. Through this restructuring, the trade business will centralize operations, support, and all risk and control functions. This restructuring is ongoing and is expected to be completed by the first quarter of 2015.

•
Citigroup has initiated a strategic franchise review of the control environment in Banamex, designed to identify any additional areas in which internal controls could be strengthened. This review, which is expected to take six to nine months, is being conducted with active management and support from business, product and risk managers at the local, regional and global levels (the “Banamex Strategic Review Team”). The Banamex Strategic Review Team will report to Citigroup senior executives and the Citigroup Board of Directors (as well as report its findings to Banamex senior executives locally) and will make independent recommendations related to the overall improvement of the control process.

Management will continue to update the Citigroup Audit Committee and KPMG on the status of remediation of the significant deficiency related to the Pemex accounts receivable financing program.

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In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach

John C. Gerspach
Chief Financial Officer